Filed by Aberdeen Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Companies:

abrdn National Municipal Income Fund

File No.: 811-07410

Date: June 11, 2026

abrdn National Municipal Income Fund (VFL) Announces Shareholder Approval Relating to Proposed Reorganization and Details about Its Reorganization into Aberdeen Municipal Income Fund (MFM)

(Philadelphia, June 10, 2026) –The abrdn National Municipal Income Fund (NYSE American: VFL) ("The Fund") announces that, at the Special Meeting of Shareholders held today, its shareholders voted to approve the reorganization of VFL into the Aberdeen Municipal Income Fund (NYSE: MFM) ("MFM").

As of the record date, December 11, 2025, VFL had 12,278,003 shares of common stock outstanding, of which 64.0% were voted at the Special Meeting, representing a quorum. Shareholders of the Fund voted on the proposal set forth below:

Proposal:

Approve an Agreement and Plan of Reorganization between the abrdn National Municipal Income Fund (NYSE American: VFL) and Aberdeen Municipal Income Fund (NYSE: MFM), formerly the MFS Municipal Income Trust.

Votes For	Votes Against/Withheld	Votes Abstained
6,152,391	1,092,996	612,714

Details of Closing

Subject to the satisfaction of certain closing conditions, shareholders of the Fund as of the close of market on July 10, 2026, will receive newly issued common shares of MFM with an aggregate net asset value equal to the net asset value of their Fund shares. Upon the opening of market trading on Monday, July 13, 2026, such shareholders will be deemed shareholders of the Aberdeen Municipal Income Fund (MFM). Pricing and transaction details will be announced in due course and will be made available on MFM’s website.

As previously described in the proxy statement/prospectus dated January 29, 2026, ahead of the reorganization the Fund’s outstanding Muni-MultiMode Preferred Shares, Series 2049, (“preferred shares”) are being liquidated in connection with the reorganization. The Fund has filed with the Securities and Exchange Commission a notice of intention to redeem all of the preferred shares. The preferred share redemption price will be the $100,000 liquidation preference per share, plus an additional amount representing the final accumulated dividend amounts owed. The Fund expects to finance the preferred share redemptions with cash on hand and portfolio sales.

The number of preferred shares for each series expected to be redeemed are as follows and represents all of the Fund’s outstanding preferred shares:

Series	Share Amount	Preferred Share CUSIP	Anticipated Redemption
2	240	24610T702	June 16, 2026
3	750	24610T801	June 16, 2026

The preferred shares intended for redemption have not been registered under the Securities Act of 1933 or any state securities laws, and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

Important Information

Shares of closed-end funds are listed for trading on national securities exchanges and are bought and sold in the secondary market. The market price of a fund’s shares is determined by supply and demand and may be greater than (a "premium") or less than (a "discount") the fund’s net asset value (NAV). A fund’s investment return and principal value will fluctuate, and investors may receive more or less than their original investment upon the sale of shares. There is no assurance that a fund will achieve its investment objective. Past performance is not indicative of future results.

The trading price of a closed-end fund’s shares may be influenced by various factors, including market conditions, investor sentiment, and other external forces, and is not directly controlled by the fund, its Board of Directors, or its investment adviser. As a result, shares may trade at a premium to or discount from NAV at any given time. A premium to NAV may not be sustained, and a discount to NAV may increase or decrease over time. Investors should consider these risks when purchasing or selling closed-end fund shares.

Shareholders whose fund shares trade at a premium to NAV and who participate in the fund’s dividend reinvestment plan should be aware that distributions may be reinvested at prices above NAV, which may adversely affect investment results.

About Aberdeen Investments

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as “Aberdeen Investments” or “Aberdeen”. In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Aberdeen Investments is among the world’s largest asset managers, with decades of experience overseeing closed-end funds dating back to the 1980s. Closed-end funds represent a core component of Aberdeen Investments’ client franchise in both the U.S. and global markets. As of March 31, 2026, the firm had approximately $506 billion in assets under management, and Aberdeen and its affiliates managed 27 closed-end funds – 15 available in the U.S. and 12 outside the U.S. – totaling $25.6 billion in assets.

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds Investor Relations

1-800-522-5465

investor.relations@aberdeenplc.com

abrdn National Municipal Income Fund | Aberdeen